UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011.

Commission File Number 333-170434

Chuo Mitsui Trust Holdings, Inc.

(Translation of registrant’s name into English)

33-1, Shiba, 3-chome

Minato-ku, Tokyo 105-8574

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This report on Form 6-K contains the following:

Receipt of Approval for the Management Integration of Chuo Mitsui Trust Holdings, Inc. and The Sumitomo Trust and Banking Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chuo Mitsui Trust Holdings, Inc.

Date: March 1, 2011	By:	/s/ Masaru Hashimoto
	Name:	Masaru Hashimoto
	Title:	Senior Executive Officer

To whom it may concern

March 1, 2011

Chuo Mitsui Trust Holdings, Inc.

(Security Code: 8309 TSE, OSE, NSE)

The Sumitomo Trust and Banking Co., Ltd.

(Security Code: 8403 TSE, OSE)

Receipt of Approval for the Management Integration of

Chuo Mitsui Trust Holdings, Inc. and The Sumitomo Trust and Banking Co., Ltd.

Today, Chuo Mitsui Trust Holdings, Inc. (President: Kazuo Tanabe) and The Sumitomo Trust and Banking Co., Ltd. (President: Hitoshi Tsunekage) hereby announce that they have received approval for the Management Integration from Japan’s Financial Services Agency under Article 52-23, paragraph 3, of the Banking Act.

(End)

For further information, please contact:

Chuo Mitsui Trust Holdings, Inc. IR Group, Financial Planning Department +81-3-5232-8828

The Sumitomo Trust and Banking Co., Ltd IR Office, Financial Management Department +81-3-3286-8354